Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
James River Coal Company:

We consent to the incorporation by reference in this registration statement on Form S-8 of James River Coal Company (the Company) of our report dated February 26, 2009, with respect to the consolidated balance sheets of James River Coal Company and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Richmond, Virginia
August 3, 2009